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Valour Inc., a Subsidiary of DeFi Technologies, Valour announces new incoming CEO
TORONTO, Nov. 1, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, today announces that its subsidiary Valour Inc. ("Valour"), an issuer of digital asset exchange traded products ("ETPs"), has appointed Tommy Fransson to the role of Chief Executive Officer starting January 1, 2022. Mr. Fransson was previously at the Nordic Growth Market ("NGM") where he was Deputy CEO for ten years and Head of the Nordic Derivatives Exchange. Mr. Fransson will replace Diana Biggs, who will move to DeFi Technologies,  Valour's parent  company,  in the role of Chief  Strategy Officer.
This announcement follows Valour's exponential growth since its launch last December, with Assets Under Management ("AUM") as of October 25, 2021 at over US$290M, up 3033%.
Mr. Fransson joined NGM in 2002, where he first worked across business development, sales, listing and market surveillance. As deputy CEO, he took responsibility for sales, listing, business development and marketing. He was in charge of the IPO market – the listing of small and medium enterprises ("SMEs") – and developing the exchange's strategy, its geographical expansion and its clients.

Mr. Fransson became Head of the Nordic Derivatives Exchange in 2008, developing its infrastructure and driving income-related sections of the business, including building distribution, expanding alternative asset classes, and trading. He was also involved in the acquisition of NGM by Boerse Stuttgart in November 2008. He was appointed Deputy CEO of NGM in 2011.
Mr. Fransson was also Chairman and co-founder of the Swedish Exchange Traded Products Association ("SETIPA"), created to support the development of ETPs, and was previously a Board member of the European Structured Investment Products Association ("EUSIPA").
Mr. Fransson will work closely with the newly appointed COO, Frances Edwards, and the management team of DeFi Technologies and Valour to lead Valour's next phase of growth, as Valour continues to expand its product offerings internationally, starting with additional European markets.
Diana Biggs, Chief Executive Officer of Valour, said: "Tommy's decade at NGM has given him a highly detailed knowledge of the Nordic and wider European markets, while his roles and experience gained at SETIPA and EUSIPA will bring great value for our ETP offering. This depth of expertise in traditional markets is so important to Valour as we build our presence in the Nordics, in Germany, with our new listing, and across Europe and beyond."
"Since bringing Valour to market last December, we've made incredible strides - multiple products listed, new markets, and a growing team, including a COO who joined us from Blackrock - and there's much more to come. Tommy has the exact, material knowledge to build upon what we've created. We couldn't be happier that he's agreed to join us, and I look forward to continuing to work with him in my new capacity at DeFi Technologies."
Mr. Fransson said: "I firmly believe that digital assets are the financial revolution of our generation. We have seen tremendous pace and development in the industry and there is so much potential within the asset class. I know the Valour founding team extremely well, having worked with them for several years. They really focus on the core essence of bringing the potential of digital assets to fruition – challenging and supporting traditional institutions to operate and benefit securely from digital assets. Having observed Diana and her team driving Valour's growth so successfully and having operated from the NGM side, I am delighted to take on this role and work with the Valour and DeFi Technologies teams to build out Valour's offering further. They are fantastic individuals and I look forward to this new challenge."
As of October 25, 2021, Valour has surpassed US$290m in AUM from the trading of its products on the NGM and Boerse Frankfurt Zertifikate AG ("Frankfurt"). Progress has been a result of tremendous investor demand for exposure to digital assets, via financial products which make accessing one of the best performing asset classes of the last decade secure, transparent and straightforward. Valour entered the German market for the first time in October 2021 with the listing of its Bitcoin Zero and Ethereum Zero products, followed by Valour Uniswap, a world's first, on Frankfurt.
Mr. Fransson will begin at Valour on January 1, 2022. Ms. Biggs will continue in her role as CEO until Mr. Fransson joins, as well as fulfilling her role at DeFi Technologies.
About DeFi Technologies
DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/
About Valour
Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward- looking information includes, but is not limited to the appointment of officers of Valour and DeFi Technologies, the development and listing of Valour's ETPs; investor interest in Valour's ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; expansion of DeFi Technologies and Valour into other geographic areas; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the acceptance of Valour ETPs by exchanges, including the NGM and Frankfurt; investor demand for DeFi Technologies' and Valour's products; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com;  Public  Relations:  Marie  Knowles,  MFK Publicity, marie@mfkpublicity.co
CO: DeFi Technologies, Inc. CNW 02:00e 01-NOV-21